BRUCE M. PRITCHETT, L.C.
Attorney at Law
8 East Broadway, Suite 600A
Salt Lake City, Utah 84111
Phone: (801) 363-1288
Fax: (801) 721-0569

November 11, 2005

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 4561
Washington, DC 20549

ATTN:    Karen J. Garnett, Esq.
Assistant Director

Re:       Axiom III, Inc.
Registration Statement on Form SB-2
Filed December 3, 2004; Amended December 15, 2004;
Amended June 27, 2005; Amended November 11, 2005
File Number: 333-120967

Ladies and Gentlemen:

Thank you for your comment letter dated July 29, 2005 (the “Comment Letter”), with respect to the above-captioned Registration Statement on Form SB-2. We have filed Amendment No. 3 to Form SB-2/A (the “Form SB-2/A”) of Axiom III, Inc. (“Axiom”), which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below. Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

For your information, we have filed our revised Form SB-2/A-3 on the EDGAR system, and have also provided a clean and marked copy to the Staff by overnight courier.

General

1.
We note your response to comment 1. Registration under the Securities Act is required for offers and sales of securities, not securities themselves. As you have noted in your response, the registration statement describes three transactions:

•	sale of 720,000 securities held by Axiom III shareholders;

•	distribution of 200,000 to China World Trade shareholders; and

•	sale of 200,000 shares held by China World Trade shareholders to the general public.

We note that footnote (2) to your fee table indicates that you are registering the resale of the shares by China World Trade stockholders. Please revise the number of shares shown in the fee table to reflect this additional sale of the 200,000 shares.

Response 1: The Company has revised the fee table accordingly.

2.
We note your response to comment 4. We also note that a marked copy highlighting changes made to amendment no. 2 has not been filed on EDGAR. In all future amendments, please file marked copies to indicate clearly and precisely, by underling [sic] or in some other appropriate manner, the changes effected in the registration statement by the amendment. See Rule 472 of Regulation C.

Response 2: The Company will file a marked, redline copy with EDGAR now and in the future.

Prospectus Summary

3.
We note balances of $435,940 and ($391,102) for additional paid in capital and retained deficit, respectively, as of December 31, 2004. In light of the fact that we have not noticed any significant activity on the statements of cash flows and statements of operation during the interim 2005 period, please help us to understand how these balances have rolled forward to the respective amounts of $1,047,436 and ($999,604) as of March 31, 2005. Additionally, please revise your unaudited interim financial statements as appropriate.

Response 3: We have revised the unaudited interim financial statements; they now reflect the Company’s financial condition as of June 30, 2005. The balances for additional paid-in capital and retained earnings have been revised accordingly.

Our Business

4.	Please clarify for us your disclosure of losses in 2004 in the amount of $988,847 when your audited financial statements report a loss of $376,346 for the year ended December 31, 2004.

Response 4: The audited financial statements contain the appropriate number. We have amended the disclosure accordingly.

The Offering

5.
We note your disclosure that you currently have 14,020,000 shares of common stock issued and outstanding. Please clarify for us how this amount of shares is outstanding when the balance sheet as of March 31, 2005 indicates that 12,600,000 shares. It appears that many of your equity transactions disclosed in Item 26 are not reflected in the financial statements as issued and outstanding.

Response 5: Axiom booked the additional 1,420,000 shares (the difference between 14,020,000 and 12,600,000) on its balance sheets at 12-31-04 and 3-31-05 as “common stock to be distributed.” The shares were actually issued after the March 31, 2005 cutoff on the financial statements. The shareholders for the 1,420,000 shares at issue had rights to the shares as specified in the Item 26 disclosure, but the stock was properly booked as “to be distributed.”

Tax Consequences of the China World Trade Distribution

6.	We note your response to prior comment 11, however, we are unable to locate the revised disclosure. Please revise to indicate when you will apply to be listed on the OTCBB.

Response 6: The Company has revised page 8, last paragraph, to state they will apply for a quotation on the OTCBB within 90 days after this registration is declared effective.

7.
We note your response to comment 12. Please advise us why you believe the book value per share of you securities is an acceptable measure of taxable dividend value to the IRS. Additionally, tell us and revise your disclosure to explain why this represents a better measure than the fair value determined in recent equity transactions, including the offering price in this offering.

Response 7: The reason why the Company believes that book value is an acceptable measure was based on the advice of its financial consultants. Book value rather than fair value (based on recent transactions) is a better measure because there will be no trading market for the stock at the time the dividend is issued, and neither China World Trade nor its shareholders will be able to sell at the $.25 price until such shares are quoted in the OTCBB market.

The Company has also revised page 9 of its disclosure to state why it uses this measure.

Financial Summary Information, page 9

8.	Please revise the financial summary information, as needed, so that it is consistent with the information provided within the financial statements included within your filing.

Response 8: The summary financial section has been revised accordingly.

Risk Factors

We do not have any plans to hire additional personnel for at least the next twelve months…

9.
In order to give depth to your risk factor, please revise to disclose the amount of time your president currently dedicates to Axiom. We note disclosure on page 22 that Mr. Nault devotes approximately 10 hours per week to your business.

Response 9: We have revised the risk factor to state the President currently devotes approximately 10 hours per week to the business.

Our management may have possible conflicts of interest that may reduce the level of business we conduct or expansion we pursue

10.	We have read your response to comment 22. Please revise further to identify the other business activities in which your officers and directors are currently engaged.

Response 10: We have revised to say specifically that the management has other investments in the real estate market and other interests in the automotive industry.

Dilution

11.
We note your response to comment 24; however, we are unable to agree with your analysis. It is our view that the distribution of shares by China World Trade to its shareholders and the subsequent distribution by those shareholders into the public market is an offering by or on behalf of Axiom III, with China World Trade acting as a statutory underwriter. As such, please provide the disclosure required by Item 506 of Regulation S-B or tell us why you believe no additional disclosure is necessary.

Response 11: We would respectfully invite the Staff’s attention to the following new analysis: Rule 144 specifically excludes from the definition of underwriter those who have held their stock for at least one year and who sell according to the other conditions stated therein (including promising to sell in a broker transaction, etc.)

All of the selling security holders have now held their stock for at least one year, and could sell under Rule 144; hence, they are not underwriters.

Moreover, none of the money from the sale of the stock will be given to the Company or used for its benefit. The selling security holders are employees, directors, consultants, or others who fall within the definition of people exempt under Rule 701. As with Rule 701, the shareholders have rendered bona fide services not in connection with creating or maintaining a public market for the company’s stock (since none even exists). As with Rule 701, there must be some assurance that the Company will not receive the proceeds from the sale of the stock, but the financial statements clearly show the Company has not been able to pay its employees in cash, and therefore the employees are highly motivated to use the proceeds from the stock sales for their own benefit in lieu of the cash they never received.

Therefore, we believe there is no need to discuss dilution, because there is no offering by or on behalf of the Company, and the selling security holders are not underwriters.

Selling Security Holders

12.
We have read your response to comment 26. You state in your response that the shares have not been distributed to China World Trade shareholders. You also state in the last paragraph under this heading on page 16 that China World Trade will distribute 200,000 shares of your common stock as a dividend to shareholders of China World of record as of December 19, 2004. Therefore, because China World Trade has already identified the shareholders who will receive the distribution, we reissue our comment requesting that you disclose the information relating to these selling shareholders required by Item 507 of Regulation S-B.

Response 12: The shares have not yet been distributed as a dividend, since the dividend is dependent on registration as a condition precedent (to ensure compliance), and hence disclosure would be premature. A post-effective amendment can be submitted.

Plan of Distribution

13.
Refer to comment 27. Please further revise the disclosure throughout the prospectus to identify China World as an underwriter. For example, in the penultimate paragraph on page 19 you state that “there is a possibility that it may be deemed” to be an underwriter. Revise to affirmatively state that China World is an underwriter. Further, revise the front cover of prospectus to identify China World Trade Corp as an underwriter. See Item 501 of Regulation S-B.

Response 13: We would respectfully urge the Staff to reconsider its position that China World Trade is an underwriter. China World Trade is receiving no commission from the sale of Axiom’s stock. It is offering a small share dividend to its shareholders, but will receive no cash from the sale. China World Trade operates a specific business in the travel industry and other industries in China, but is not a broker-dealer and is not enaged in the business of selling stock.

The China World Trade Dividend

14.
We note your response to prior comment 30; however, we are unable to locate the requested disclosure under this heading. Please revise this section to clarify how China World Trade will treat fractional amounts. We note that fractional shares will not be distributed, but it is not clear how China World Trade will view fractional shares in calculating the number of shares to be distributed.

Response 14: We would respectfully invite the Staff’s attention to the first full sentence at the top of page 19, where it states very clearly that “Fractional shares will not be distributed.” Thus, the treatment of fractional shares has been disclosed clearly.

Organization within Last Five Years

15.	We note your response to prior comment 34. Please further revise to disclose the value of the 2,500,000 of Axiom III shares issued to Northeast Nominee Trust.

Response 15: Please note that the shares were exchanged for 20 shares of Axiom First Corporation; hence the values were offsetting.

16.	We note your response to comment 35. Please disclose the value of the contract between Axiom III and Lessard Property, as previously requested.

Response 16: We would invite the Staff’s attention to the last sentence in the paragraph which ends at the top of page 27, where it is clearly stated that the assignment was made for “no additional consideration.”

17.
We note your disclosure that Mr. Bennett contributed $54,761 in 2003 (beyond the initial amount of $1,000). Please clarify why this amount is not reported on the statements of cash flows from financing activities and explain how it has been reflected in the historical financial statements. Reference is made to paragraph 19 of SFAS 95.

Response 17: We have amended the consolidated statements of cash flows so that they now include an entry for Mr. Bennett’s capital contribution of $54,760 in 2003.

Description of Business

The Building at 80 East Cochran Street

18.
Please help us to understand how you arrived at a carrying value of $228,400 for your building on the consolidated balance sheet. We note your disclosure indicates that only $100 plus the assumption of approximately $185,000 in mortgage debt was paid to Mr. Bennett. We see no further outlays on the statements of cash flows from investing activities during 2003 and 2004. Additionally, please clarify if you considered and, if so, how you applied paragraph 37 of SFAS 141 in light of your response to prior comment 65.

Response 18: The Company properly, originally recorded a carrying value of $228,400 for the income producing property on its balance sheet and also revised its statements of cash flows to properly account for the purchase. Please note the addition of the supplemental line item near the bottom of the statement of cash flows that now indicates “acquisition of rental property, related assumption of mortgage payable and capital contribution from majority shareholder and director” in the amount of $228,400. The Company also added a line item “contribution of capital by officer” to Financing Activities on the statements of cash flows in the amount of $54,760. Therefore to summarize this transaction, the company incurred a mortgage of $184,000 and the remainder was capital contributed by the company’s officer to add major additional upgrades to the building to make it ready for rental. Paragraph 37 of SFAS 141 was properly applied, and the transaction was recorded at historical cost.

Our Plan to Acquire Other Rental Properties

19.	When discussing your planned operations, please disclose the timing of each event, the estimate cost for each activity and how you plan to finance these activities.

Response 19: We would invite the Staff’s attention to the last paragraph on page 32, continuing to the top of page 33, in which we state that “We will attempt to obtain financing from local banks doing business within the area where we are attempting to purchase property. Our director, Mr. Bennett, has, in the past, personally guaranteed repayment of debt . . .” This explains our plan to finance purchases—with bank financing if possible.

We would also invite the Staff’s attention to the last paragraph at the bottom of page 29, where we explain our plan to acquire other rental properties. There is no way to explain the timing of when we will find an appropriate undervalued property in the area; we will be able to devote more time to finding properties after we complete the SEC review process, but the SEC review process has been long and time-consuming, thus deflecting our limited time and energy from finding properties.

20.
We note your response to 38; however, your disclosure continues to include an apparent discrepancy. Specifically, you indicate in the first paragraph under this heading that you intend to invest in China “after the next 12 months.” You also state in the third paragraph under this heading that you will begin to “locate and negotiate for the purchase of additional properties [in China] during the second quarter of 2005.” Please revise or advise.

Response 20: We have revised our disclosure in the second full paragraph on page 30, which now resolves the discrepancy by stating it will take until the second quarter of 2006 to locate and negotiate for additional properties. Please also note that we have stated we are trying to maintain flexibility to purchase properties as circumstances allow, but we also have as our first priority satisfying the SEC’s comments and review process, which takes considerable time and energy.

Management’s Discussion and Analysis

Description of Real Estate and Operating Data

21.
You indicate in the second paragraph under this heading that the building is divided into seven rental spaces, six of which are currently rented. You also indicate in the third paragraph under this heading that as of March 31, 2005, you had seven lease agreements in place for the building. Please clarify this apparent discrepancy.

Response 21: We have revised the second paragraph under this heading to indicate that “all” of the rental spaces are currently rented as of June 30, 2005.

22.	We note your response to comment 51. Please revise to include a schedule of the lease expirations as required by Item 102(c)(7)(v) of Regulation S-B and Item 15(f) of Form S-11.

Response 22: All are month-to-month leases.

23.
Refer to comment 53. Please disclose the occupancy rate as a percentage of the building in 2003 and 2004. Refer to Item 15(a) of Form S-11 and General Instruction B.2 of Form SB-2. In this regard, we note your disclosure regarding the occupancy rate as of March 31, 2005.

Response 23: The same occupancy rate, 100%, has been disclosed as of June 30, 2005.

24.	Refer to comment 55. Please disclose the maximum coverage of your insurance policy.

Response 24: We believe a public disclosure of insurance policy limits is unnecessary and would create the potential for an increased risk of litigation, were the tenants able to find out beforehand what our policy limits were.

Audited Financial Statements

25.
As the financial statements present only a portion of the 2003 year, please revise the headings in the financial statements to refer to the 2003 period as the period from May 22, 2003 (“Inception”) to December 31, 2003. Reference is made to your prior comment 61. Additionally for inclusion within the filing, have your auditor revise their opinion for consistency with the periods in the financial statements.

Response 25: The headings to the financial statements have been revised accordingly. The auditor’s opinion has likewise been revised for consistency, accordingly.

Summary of Significant Accounting Policies

General

26.
We reissue prior comments 45 and 59. Disclose your accounting policy for transactions where goods and services are received in exchange for issuance of your common stock. Specifically, discuss how you determine the fair value of the transaction. Reference is made to paragraphs 8 through 10 of SFAS 123. Additionally, please consider disclosing the nature of services from officers, directors and consultants for stock issued as well as the number of shares issued and the respective dates.

Response 26: We have added disclosure of our accounting policy for transactions where goods and services are received for stock—specifically, we have added a footnote to Footnote A of our 12/31/04 audited financial statements. As for disclosure of the services received and the dates and numbers of shares issued, we would invite the Staff’s attention to Footnote F-Equity in the 12/31/04 audited financials, which addresses these issues.

Background

27.
We note your response to prior comment 65. In sufficient detail, please expand upon your response so that we may better understand how you evaluated the share exchange transaction on June 30, 2004 and how you reached your conclusion to account for the transaction under SFAS 141. In your response, specifically address how you considered scope paragraph 11 of SFAS 141 which states that the term business combination, as used in SFAS 141, excludes “transfers of net assets or exchanges of equity interests between entities under common control.” It appears to us that Mr. Bennett had control of both Axiom First Corporation and Axiom III, Inc. prior to the exchange of equity interests. As such, please address why you believe that this transaction should not be accounted for and disclosed as a merger of entities under common control. We refer you to paragraph D11 through D18 of SFAS 141.

Response 27: We agree with your comment that Mr. Bennett had control of both Axiom First Corporation and Axiom III, Inc. prior to the exchange of equity interests. The transaction was accounted for and disclosed as a merger of entities under common control. In fact, SEC Staff Accounting Bulletin 46 discusses transactions with entities under common control, and this pronouncement requires such transactions to be recorded at historical cost in the hands of the transferor. Indeed, this transaction was properly recorded at historical cost (see revisions to accounting for historical cost discussed in Response 18, above). Therefore, it was properly treated as a merger of entities under common control.

Revenue Recognition

28.	We reissue prior comment 66. Please provide the disclosures required by section b of paragraph 23 of SFAS 13. In doing so, please specifically address the disclosure of minimum future lease rentals.

Response 28: The Company has made the revision accordingly. Specifically, a paragraph in Footnote A to the audited financial statements has been added, under the “Revenue Recognition” heading.

Impairment of Long-Lived Assets

29.	We reissue prior comment 67. Please revise your policy disclosure for the impairment of long-lived assets as SFAS 121 has been superseded by SFAS 144.

Response 29: The Company has revised its policy disclosure accordingly.

Unaudited Financial Statements

30.
In addition to presenting the statements of operations and statements of cash flows for the three months ended March 31, 2005, please present these statements for the comparable period of the preceding fiscal year. Refer to Rule 310(b) of Regulation S-B.

Response 30: The financial statements have been revised accordingly.

Part II

Item 25. Other Expenses of Issuance and Distribution

31.	We note your response to comment 70. Please revise your table to include the value of the common shares issued to Greentree Financial. In this regard, we note your disclosure in the footnote.

Response 31: We have revised the table to indicate Greentree’s share value was $70,000 rather than the $175,000 mentioned earlier.

Item 26. Recent Sales of Unregistered Securities

32.
We note your response to comment 72; however, we are unable to locate the requested disclosure. As such, we reissue our comment requesting that you describe the “valuable services” provided by U.S. Capital Partners Inc. in exchange for 100,000 of common stock.

Response 32: We have revised the disclosure to indicate the services were for “financial and compliance advice.”

33.
We note your response to comment 73; however, we are unable to locate the requested disclosure. As such, we reissue our comment requesting that you describe the “valuable services” provided by Messrs. Marquez, Langer, Gaenslen, and Ms. Borelli in exchange for their shares of common stock.

Response 33: We have revised the disclosure to indicate the services were in the nature of “services related to our property management, identification, and business plan development.”

Item 27. Exhibits

34.
Please revise to file each exhibit as required by Item 601 of Regulation S-B. Please note that you may incorporate these exhibits by reference from a previously filing. If this is your intent, please revise to include the file number of the filings from which you are incorporating by reference. See Rule 411(d) of Regulation C.

Response 34: We believe all exhibits were properly filed as exhibits to our initial Form SB-2 filed on December 3, 2004. We have placed a footnote referencing the exhibits filed therewith.

35.	Please file a current consent from your independent accountant in accordance with Rule 601 of Regulation S-B.

Response 35: We have filed a current consent from our auditor.

Exhibit 5.1 Legal Opinion

36.
As previously noted, we take the position that a portion of this offering is a primary offering by or on behalf of Axiom III. As such, we reissue our comment requesting that you provide a revised opinion that clearly states the shares being offered by the company, when purchased under this registration statement, will be legally issued, fully paid, and non-assessable.

Response 36: The attorney’s opinion and consent has been updated and revised to clearly state, in the last sentence of paragraph 2, that the shares will be legally issued, fully paid, and non-assessable.

Please let us know if you have any further questions.

Sincerely,

Bruce M. Pritchett
Counsel for Axiom III, Inc.

BMP/mm
Enclosures

cc: Lawrence Nault, President